Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 31, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Algoma Steel Group Inc.

Form 20-F for the Fiscal Year Ended March 31, 2022

Filed June 17, 2022

File No. 001-40924

Ladies and Gentlemen:

On behalf of our client, Algoma Steel Group Inc. (the “Company”), reference is made to your letter dated March 10, 2023 regarding the above-captioned Form 20-F. As previously discussed by telephone, the Company will provide its response to your letter by April 6, 2023.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (416) 504-0524 or Adam M. Givertz at (212) 373-3224.

Very truly yours,

/s/ Christian G. Kurtz

Christian G. Kurtz

cc:	Andi Carpenter

Jean Yu

Securities and Exchange Commission

Rajat Marwah

John Naccarato

Algoma Steel Group Inc.

Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP